SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH October 19, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INVITATION	October 19, 2007

TAM announces next events schedule

São Paulo, October 19, 2007 – TAM (Bovespa: TAMM4 and NYSE: TAM) will release its results for the third quarter 2007 (3Q07) on November 9, 2007. The information will be available on the company’s website: www.tam.com.br/ir, and through the CVM (Comissão de Valores Mobiliários) and SEC (Securities and Exchange Commission) at 6:00 am (US EDT). The conference calls in Portuguese and English also will be Friday, November 9 at 8:00am and 9:30am (Eastern Time), respectively. In addition, TAM will hold meetings with analysts and investors in São Paulo on November 27, 2007.

TAM will also host a TAM Day on November 11 - 12, 2007. The registration form is already available in our Investor Relations website – www.tam.com.br/ir.
We would like to reinforce that only registered and confirmed guests will be allowed in the presentations.

Conference Calls Portuguese November 9, 2007 11:00 am (Brazil time) 08:00 am (US EDT) Phone: +55 (11) 2188-0188 Password: TAM Replay: +55 (11) 2188-0188 Available until 11/16/2007 Code: TAM	English November 9, 2007 12:30 pm (Brazil time) 09:30 am (US EDT) Phone: +1 (973) 935-8893 Password: 9343145 Replay: +1 (973) 341-3080 Available until 11/16/2007 Code: 9343145
APIMEC-SP
November 27, 2007

08h30 (Brazil time) – Welcome coffee

Hotel Blue Tree Faria Lima
Address : Av. Brigadeiro Faria Lima, 3.989 – Vila Olímpia – São Paulo

RSVP by phone +55 (11) 3107-1571 or e-mail: apimecsp@apimecsp.com.br
TAM Day November 11, 2007 – São Carlos November 12, 2007 – São Paulo

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir

About TAM:
TAM (www.tam.com.br) has been domestic market leader since July 2003, closing the month of September 2007 with a 48.1% market share. The company flies to 47 destinations in Brazil. With commercial agreements signed with regional companies, it reaches 81 different destinations in Brazil itself. In September, TAM held a 69.8% market share among Brazilian airlines operating international flights. International operations include direct flights to eight destinations: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Buenos Aires (Argentina), Santiago (Chile) and Caracas (Venezuela). On November 5, TAM will begin daily flight service to Montevideo.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.